December 14, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Megan Akst, Staff Accountant

Re:	Anaplan, Inc.
Form 10-K for the Year Ended January 31, 2020
File No. 001-38698

Ladies and Gentlemen:

On behalf of Anaplan, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 1, 2020 to the above-referenced Annual Report on Form 10-K.

Form 10-K for the Year Ended January 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 53

1.

You state that you had 353, 248 and 181 customer with greater than $250,000 of annual recurring revenue as of fiscal year end 2020, 2019 and 2018, respectively. Please tell us how this information provides investors with information regarding the growth of enterprise, and by implication non-enterprise customers, for each period presented as indicated in your response letter dated September 14, 2018. In this regard, your current disclosures do not provide the actual number of total customers for each period presented. Alternatively, in an effort to add context to this information and to better understand the growth from non-enterprise customers, please revise to disclose your actual customer count for each period presented as well as the percentage of revenue generated from this subset of your customer base in future filings.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment. The Company shares this measure with investors, not to illustrate the growth in a single type of customer, but rather to provide a quantitative measure of success in the Company’s ability to grow the scale of customer adoption of its platform.  This could, for example, be in the form of customers signing larger initial contracts, or in the form of customers expanding the usage of the platform throughout their company.  The Company does not assess the performance of its business based on the percentage

Anaplan, Inc. 50 Hawthorne St., San Francisco, CA 94105 USA

www.anaplan.com  info@anaplan.com  T: (415) 742-8199  F: (415) 795-3326 contribution by such customers to the Company’s annual recurring revenue or total number of customers. Further, all of the Company’s customers are enterprises, as the company does not market its products to individuals or small businesses and the Company therefore believes that this disclosure (>$250,000 annual recurring revenue) does not represent a segmentation of our customer base between “enterprise” and “non-enterprise” customers.

As a result, the Company respectfully advises the Staff that it believes that the current disclosure, together with its dollar-based net expansion rate disclosure, provides an accurate picture for investors as to the Company’s success in growing the use of its platform.

The Company intends to expand its disclosure to explain how management uses this measure to analyze the business and why the Company believes it is useful to investors, as set forth below with proposed new text underlined.

“The number of customers with greater than $250,000 of annual recurring revenue was 353, 248 and 181 as of January 31, 2020, 2019 and 2018, respectively. We monitor this metric, and believe it is a useful tool to investors, as an indicator of the scale of customer adoption and expansion of our platform.”

2.

You state in your response to comment 7 in your July 24, 2018 letter that the company does not consider future billings to be a key metric in managing your business and you do not plan to discuss future billings externally. You also state in your risk factor disclosures that you do not believe billings are an accurate indicator of future revenue for any given period of time. Considering your prior response and current disclosures, please explain why you have included quarterly billings information in your investor presentations and are also providing project billings in your Form 8-K earnings releases. Alternatively, to the extent you are using this measure in monitoring your business, revise to disclose billings information in future filings. Refer to Section III.B of SEC Release 33-8350.

RESPONSE TO COMMENT 2:

The Company advises the Staff that it does not currently use calculated billings or billings growth as a key metric in managing its business. The Company further advises the Staff that it does not view calculated billings as a useful measure because it may significantly differ from underlying business activities, such as the timing of contracted billings, the timing of renewals and other factors.  The Company believes that analysts regarded calculated billings as an important financial metric for companies with subscription-based business, and for this reason the Company started discussing quarterly calculated billings and growth in our investor presentations and Form 8-K earnings releases.  The Company will present calculated billings in its future annual and quarterly reports to be filed with the SEC.  Set forth below for the Staff’s consideration is a draft of the Company’s proposed disclosure.  Please note that the Company intends to include the current risk factor description, as it believes that calculated billings measures may significantly differ from underlying business activity and are not an accurate indicator of future revenue.

Anaplan, Inc. 50 Hawthorne St., San Francisco, CA 94105 USA

www.anaplan.com  info@anaplan.com  T: (415) 742-8199  F: (415) 795-3326

Calculated billings

We define calculated billings as total revenue plus the change in deferred revenue in the period. Calculated billings in any particular period is comprised of subscription contracts with existing customers (including renewal contracts and add-on contracts), subscription contracts with new customers, and contracts for professional services. Calculated billings is intended to provide information about our subscription revenue growth over time and can typically be seen as an early indicator of trends in revenue growth. While calculated billings can increase as our revenues grow, it may significantly fluctuate from period to period for several reasons, including the timing of contracted billings, the timing of renewals, and other factors. See “Risk Factors--The sum of our revenue and changes in deferred revenue may not be an accurate indicator of business activity within a period.” for a description of some limitations in the use of calculated billings.

Calculated billings is calculated as follows:

	As of January 31,
	2021	2020
	(In thousands)
Total revenue		$348,022
Add:
Deferred revenue (end of period)		220,208
Less:
Deferred revenue (beginning of period)		150,843
Calculated billings		$417,387

********************

Please contact the undersigned at (415) 881-4477 or gary.spiegel@anaplan.com if you have any questions with respect to this response.

Very truly yours,

/s/ Gary Spiegel
Gary Spiegel, Esq. Senior VP & General Counsel

cc: Frank Calderoni
Dave Morton
Anaplan, Inc.

Jeffrey Vetter, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Katherine Hilkemeyer
KPMG LLP

Anaplan, Inc. 50 Hawthorne St., San Francisco, CA 94105 USA

www.anaplan.com  info@anaplan.com  T: (415) 742-8199  F: (415) 795-3326